UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 3
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INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
              Section 17(a) of the Public Utility Holding Company
       Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   G.H.M., Inc.
   74 Trinity Place, 20th Floor
   New York, NY 10017

2. Date of Event Requiring Statement (Month/Day/Year)

   12/9/99

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   EPL Technologies, Inc. (EPTG)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   N/A

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |   3,370,487.5        |  D (1)(2)      |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |   2,227,412.5        |  D (1)(3)      |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |      20,000          |  D (1)(4)      |                                               |
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                                           |      15,000          |  D (1)(5)      |                                               |
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                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
5(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially
           owned directly or indirectly.                                  (Over)


Form 3 (continued) Table II - Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
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Warrants                |immediately 12/9/04|      Common Shares    |1,000,000| $0.5170  | (D)(1)(6)   |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |immediately 12/9/04|      Common Shares    |1,000,000| $0.5170  | (D)(1)(7)   |                           |
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                        |                   |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |                   |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |                   |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

                                                 /s/ G.H.M., Inc.
                                                 ------------------------------
                                                 SIGNATURE OF REPORTING PERSON


                                                 12/16/99
                                                 -------------------------------
                                                 DATE


***Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure


Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

     (1) G.H.M., Inc., a New York corporation ("G.H.M.") is jointly filing this Form 3 with Joseph Giamanco, Ronald J. Menello and Gary A. Herman. Joseph Giamanco holds a 52% ownership interest in G.H.M. and is the President and Chief Executive Officer of G.H.M. Ronald J. Menello holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Gary A. Herman holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. The group filers may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, that holds in excess of 10% of the outstanding shares of Common Stock. Reference is made to the statement on Schedule 13D of the Group Filers dated December 16, 1999, in respect of the Common Stock as it may be from time to time be amended. By filing this statement, each of Messrs. Menello and Herman does not concede that he is subject to Section 16(a) of the Securities Exchange Act of 1934, as amended.

     (2) G.H.M. owns 3,370,487.5 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Messrs. Giamanco, Menello and Herman disclaim beneficial ownership of all such shares except to the extent of their actual economic interest in G.H.M.

     (3) Joseph Giamanco owns 2,227,412.5 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Menello and Herman disclaim beneficial ownership of all such shares.

     (4) Ronald J. Menello owns 20,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Herman disclaim beneficial ownership of all such shares.

     (5) Gary A Herman owns 15,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Menello disclaim beneficial ownership of all such shares.

     (6) G.H.M. holds immediately exercisable five-year warrants to purchase 1,000,000 shares of Common Stock of EPL Technologies at an exercise price of $0.5170 per share. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Messrs. Giamanco, Menello and Herman disclaim beneficial ownership of all such shares or warrants to purchase shares except to the extent of their actual economic interest in G.H.M.

     (7) Joseph Giamanco holds immediately exercisable five-year warrants to purchase 1,000,000 shares of Common Stock of EPL Technologies at an exercise price of $0.5170 per share. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Menello and Herman disclaim beneficial ownership of all such shares or warrants to purchase shares.

  Joint Filer Information

  Name:  Joseph Giamanco

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: December 9, 1999
         Statement

  Signature:     /s/ Joseph Giamanco
                 -------------------
                   Joseph Giamanco

  Name:  Ronald J. Menello

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: December 9, 1999
         Statement

  Signature:   /s/ Ronald J. Menello
               ---------------------
                Ronald J. Menello

  Name:  Gary A. Herman

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: December 9, 1999
         Statement

  Signature:      /s/ Gary A. Herman
                  ------------------
                    Gary A. Herman